UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G (Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b) (Amendment No. )*

Townsquare Media, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

892231101
(CUSIP Number)

July 25, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	892231101	13G
1		NAMES OF REPORTING PERSONS

MSD Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

1,636,341

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

1,636,341

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,636,341

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

15.7%[1]

12		TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

1   The percentage used above is calculated based on 10,403,583 shares of Class A Common Stock, which is comprised of 8,767,242 shares of Class A Common Stock outstanding as of July 25, 2014 as reported in the Company's Final Prospectus filed with the Commission on July 25, 2014 plus an additional 1,636,341 shares of Class A Common Stock that may become outstanding at any time upon conversion of an equal number of shares of Class C Common Stock held by the Reporting Persons.

CUSIP NO.	892231101	13G
1		NAMES OF REPORTING PERSONS

SOF Investments, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

189,493

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

189,493

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,493

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

2.1%[2]

12		TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

2   The percentage used above is calculated based on 8,956,735 shares of Class A Common Stock, which is comprised of 8,767,242 shares of Class A Common Stock outstanding as of July 25, 2014 as reported in the Company's Final Prospectus filed with the Commission on July 25, 2014 plus an additional 189,493 shares of Class A common stock that may become outstanding at any time upon conversion of an equal number of shares of Class C Common Stock held by SOF Investments, L.P.

CUSIP NO.	892231101	13G
1		NAMES OF REPORTING PERSONS

SOF Investments, L.P. - Private V

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

1,446,848

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

1,446,848

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,446,848

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

14.2%[3]

12		TYPE OF REPORTING PERSON*

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

3    The percentage used above is calculated based on 10,214,090 shares of Class A Common Stock, which is comprised of 8,767,242 shares of Class A Common Stock outstanding as of July 25, 2014 as reported in the Company's Final Prospectus filed with the Commission on July 25, 2014 plus an additional 1,446,848 shares of Class A Common Stock that may become outstanding at any time upon conversion of an equal number of shares of Class C Common Stock held by SOF Investments, L.P. – Private V.

CUSIP NO.	892231101	13G
1		NAMES OF REPORTING PERSONS

Michael S. Dell

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

1,636,341

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

1,636,341

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,636,341

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

15.7%[1]

12		TYPE OF REPORTING PERSON*

IN

Item 1(a)	Name of Issuer:

The name of the issuer is Townsquare Media, Inc. (the "Company").

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company's principal executive office is located at 240 Greenwich Avenue Greenwich, Connecticut 06830.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Capital, L.P. ("MSD Capital"), SOF Investments, L.P. ("SOF Investments"), SOF Investments, L.P. - Private V ("SOF Investments Private V") and Michael S. Dell (collectively, the "Reporting Persons"). The securities reported herein are owned directly by SOF Investments and SOF Investments Private V.  MSD Capital is the general partner of SOF Investments and SOF Investments Private V and may be deemed to beneficially own securities owned by SOF Investments and SOF Investments Private V. MSD Capital Management LLC ("MSD Capital Management") is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Michael S. Dell is the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Each of Messrs. Fuhrman, Phelan and Lisker disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 4, 2014, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSD Capital, SOF Investments, and SOF Investments Private V is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas 78682.

Item 2(c)	Citizenship:

Each of MSD Capital, SOF Investments., and SOF Investments Private V, is organized as a limited partnership under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP No.:

892231101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether theperson filing is a:

Not Applicable.

Item 4	Ownership:

	A.	MSD Capital

		(a)	Amount beneficially owned: 1,636,341

		(b)	Percent of class: 15.7%

		(c)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 1,636,341

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 1,636,341

B.	SOF Investments

	(a)	Amount beneficially owned: 189,493

	(b)	Percent of class: 2.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 189,493

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 189,493

C.	SOF Investments Private V

	(a)	Amount beneficially owned: 1,446,848

	(b)	Percent of class: 14.2%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,446,848

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,446,848

D.	Michael S. Dell

	(a)	Amount beneficially owned: 1,636,341

	(b)	Percent of class: 15.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,636,341

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,636,341

E.	MSD Capital Management LLC

	(a)	Amount beneficially owned: 1,636,341

	(b)	Percent of class: 15.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,636,341

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,636,341

F.	Glenn R. Fuhrman

	(a)	Amount beneficially owned: 1,636,341

	(b)	Percent of class: 15.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,636,341

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,636,341

G.	John C. Phelan

	(a)	Amount beneficially owned: 1,636,341

	(b)	Percent of class: 15.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,636,341

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,636,341

H.	Marc R. Lisker

	(a)	Amount beneficially owned: 1,636,341

	(b)	Percent of class: 15.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,636,341

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,636,341

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2014
MSD Capital, L.P.

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

SOF Investments, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSDC Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

SOF Investments, L.P. - Private V

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSDC Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement dated August 4, 2014.

Exhibit 99.1
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G
The undersigned hereby agree as follows:

(i)       Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  August 4, 2014
MSD Capital, L.P.

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

SOF Investments, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSDC Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

SOF Investments, L.P. - Private V

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSDC Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager